

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2011

Via E-mail
Efrat Schwartz
President
Baby All Corp.
17 HaRav Frank Street
Jerusalem 96387, Israel

> **Re: Baby All Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 5, 2011**
> **File No. 333-173302**

Dear Ms. Schwartz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note that you have not, as requested in our prior comment 1, revised the prospectus cover page to disclose the amount that you will need to raise in order to fund your current operations and avoid the need to file for protection under bankruptcy laws. Accordingly, we reissue the prior comment.

Our Company, page 5

2.   Please revise your entire document in response to the last bullet point of prior comment 2. We note, for example, the disclosure on page 16 of your document.

State securities laws may limit secondary trading, page 14

3.   We note your response to prior comment 10. The sentence you added at the end of this risk factor in response to the prior comment does not explain the material risks to

investors if you do not file a Form 8-A. Please add a separate risk to highlight the effect of the automatic suspension of reporting obligations pursuant to Section 15(d) of the Exchange Act and the inapplicability of Section 16 and proxy rules.

Dilution, page 15

4.   Please update the disclosure in this section.

5.   Deferred offering costs do not appear to be a tangible asset. Please appropriately revise the pre-offering historical net tangible book value and the related per share amount.

6.   For clarity, please revise the item "Dilution Percentage to New Investors in the Offering" to present the information in percentage form as opposed to decimal form, as currently presented.

General Development, page 16

7.   We note your response to prior comment 12. Please revise to further explain how your design should result in "more convenience" and "better health" as disclosed on page 16. In addition, please explain how the design of your product differs from that of other products on the market.

8.   Please further expand your revised disclosure to address the risk that caregivers may reject the need for your product, opting instead for traditional methods of administering medicine to their children.

 Competition, page 17

9.   It is unclear how you concluded that there are not medical dispensers on the market that are specifically designed for infants. The staff notes that internet searches for "baby medicine dispensers" and "infant medicine dispensers" yield multiple results. Please revise this section to provide a comprehensive discussion of the competitive marketplace and your relative position within it.

10.   Please tell us why you have identified certain of your competitors by patent number, rather than by name.

Existing or Probable Government Regulation, page 18

11.   Please tell us why you believe, as stated in your response to prior comment 13, that government regulations governing the manufacturing, marketing and/or sale of your product would not have a direct impact on your business plan.

12.   Also, with regard to your response to prior comment 13, please disclose, if applicable, the FDA approval process and the nature of regulatory oversight, including the following regulatory issues:

- Device classification information;

- Investigational device exemption requirements;

- Obligations as a sponsor of an investigational device exemption;

- Premarket approval application requirements and general conditions of approval;

- Duration of the process;

- Registration and listing requirements;

- Labeling requirements;

- Advertising and promotion;

- Quality system regulation and manufacturing of the device;

- Post-market reporting and record keeping requirements, including medical device reporting and reports of corrections or removals;

- Import and export requirements; and

- Remedies for noncompliance.

Our Common Stock, page 27

13.   We note that your revisions appear to conflict with your disclosure in the prospectus regarding Rule 144(i). Therefore, we reissue prior comment 17. Please revise to clarify.

Right to Reject Subscriptions, page 29

14.   We note your response to prior comment 19. Please tell us why subscription refunds may take up to one week.

Efrat Schwartz
Baby All Corp.
July 20, 2011
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh Ann Schultz at (202) 551-3628 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail): John A. Cacchioli, Esq.